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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------
                             (Amendment No. 9)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Joseph Schollenberger
                     Great South Beach Improvement Co.
                            16 West River Road
                               P.O. Box 521
                             Rumson, NJ  07760
                              (908) 842-4886
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 20, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                             Page 1 of 7 Pages
                      Exhibit Index Appears on Page 7
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 CUSIP No. 460200-10-8                   13D            Page 2 of 7


     1     NAME OF REPORTING PERSON:    GSB Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 460200-10-8                   13D            Page 3 of 7


     1     NAME OF REPORTING PERSON:    Great South Beach Improvement Co.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    CO
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


 CUSIP No. 460200-10-8                   13D            Page 4 of 7


     1     NAME OF REPORTING PERSON:    David H. Clarke

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     640,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       640,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       640,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.73%

    14     TYPE OF REPORTING PERSON:    IN
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


               This Statement amends the Statement on Schedule 13D as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by GSB Holdings, Inc. ("GSB"), Great South Beach Improvement Co. ("Improvement"), and David H. Clarke (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer
               ----------------------------------------
               On May 20, 1996, JUSI and GSB Holdings, Inc. ("GSB"), entered into an amendment (the "Shareholder Agreement Amendment") to the Shareholder Agreement, dated August 25, 1995, between JUSI and GSB. The Shareholder Agreement Amendment has been filed as an exhibit to this Amendment and is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following is filed herewith as an Exhibit to this
     Schedule 13D:

               6. Amendment, dated May 20, 1996 between JUSI Holdings, Inc. and GSB Holdings, Inc.


                                       5
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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 20, 1996



                                   GREAT SOUTH BEACH IMPROVEMENT CO.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President


                                   GSB HOLDINGS, INC.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President



                                                    *
                                   -----------------------------------
                                   DAVID H. CLARKE
                                   *  by Joseph Schollenberger
                                        Attorney-in-fact

                                       6
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                                  EXHIBIT INDEX
                                  -------------
     Item No.
     --------
     5.   Amendment, dated May 20, 1996, between
          JUSI Holdings, Inc. and GSB Holdings, Inc.


                                       7

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